UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Kappa Holding B.V.

(Translation or registrant’s name into English)

Dr. Holtroplaan 5
NL-5652 XR Eindhoven
The Netherlands
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)):

First Quarter 2004 Report

March 31, 2004

of

Kappa Packaging

(€ in millions)	First Quarter 2004	First Quarter 2003	% change

Sales	702.1	720.9	-/-2.6%

EBITDA	108.2	116.4	-/-7.0%

EBITDA as% of sales	15.4%	16.2%

Eindhoven, May 11th 2004

Forward-looking statements

Certain statements in this report are not historical facts and are “forward looking” (as such term is defined in the US Private Securities Litigation Reform Act of 1995). Words such as “believes”, “expects”, “may”, “intends”, “will”, “should” or “anticipates” and similar expression or the negative thereof are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements include, but are not limited to, statements regarding future results or occurrences. We caution you that any forward-looking statements involve predictions and are inherently subject to risks, uncertainties and assumptions.  We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein may not occur. More information about potential factors that could affect our business and financial results is included in Kappa Holding B.V.’s most recent annual report on Form 20-F, and the other reports submitted from time to time to the US Securities and Exchange Commission.

Use of Terms

Unless the context otherwise requires, references in this First Quarter 2004 Report to the “Group”, “Kappa Packaging”, the “Company”, “we”, “our”, “ours” and “us” are to Kappa Holding B.V. and its subsidiaries.

Financial results, Kappa Packaging

(€ in millions)

General

Accounting principles

The accounting principles of Kappa Packaging did not change compared with the principles applied in the Group’s financial statements for 2003.

External reporting

The financial information included in the First Quarter 2004 Report is unaudited.

Financial review of First Quarter 2004

Kappa Packaging (€ in millions)	First Quarter 2004	% of sales	First Quarter 2003	% of sales

Sales	702.1	100.0	720.9	100.0
Net change in work in progress and finished goods	8.8	1.3	11.0	1.5
Raw material costs	(252.6)	(36.0)	(255.3)	(35.4)
External services	(135.4)	(19.3)	(135.9)	(18.8)
Gross margin	322.9	46.0	340.7	47.3
Labor costs	(171.1)	(24.4)	(172.6)	(23.9)
Other operating costs	(43.6)	(6.2)	(51.7)	(7.2)
EBITDA	108.2	15.4	116.4	16.2
Depreciation	(40.6)	(5.8)	(42.9)	(6.0)
EBITA	67.6	9.6	73.5	10.2

Sales

Sales of Kappa Packaging decreased by € 18.8 million, or 2.6%, to € 702.1 million in the first quarter of 2004 from € 720.9 million in the first quarter of 2003.

Sales volumes in the first quarter of 2004 increased by 2.6% compared to the first quarter of 2003, due to higher sales volumes in both our Paper & Board segment (+2.4%) and Packaging segment (+2.8%).

Compared to the fourth quarter of 2003, sales volumes of Kappa Packaging increased as well by 6.1%, as a result of higher sales volumes in both our Paper & Board segment (+8.8%) and Packaging segment (+2.7%).

Average sales prices for recycled corrugated case materials increased in the first quarter of 2004 compared to the fourth quarter of 2003, whereas, average sales prices for kraftliner and corrugated packaging products decreased.

Raw material costs

Raw material costs decreased by € 2.7 million, or 1.1%, to € 252.6 million in the first quarter of 2004 from € 255.3 million in the same period last year. As a percentage of sales, raw material costs increased to 36.0% from 35.4%.

Compared to the fourth quarter of 2003, raw material costs increased by € 9.9 million, or 4.1%, from € 242.7 million mainly due to increased sales volumes and increased average sales prices for recovered paper and recycled corrugated case materials, partly offset by lower average prices for kraftliner.

External services

External services decreased by € 0.5 million, or 0.4%, to € 135.4 million in the first quarter of 2004. This slight decrease was mainly the result of lower energy costs, partly offset by increased freight charges and maintenance expenses.

Labor costs

Labor costs decreased by € 1.5 million, or 0.9%, to € 171.1 million in the first quarter of 2004. This decrease, compared to the first quarter of 2003, is mainly the result of reductions in headcount, which more than offset general wage increases and increased pension charges. The number of full time employees decreased by approximately 4% in the first quarter of 2004 compared to the same period last year.

Other operating costs

Other operating costs decreased by € 8.1 million, or 15.7%, to € 43.6 million in the first quarter of 2004 from € 51.7 million in the first quarter of 2003. This decrease is mainly the result of actions to reduce costs.

EBITDA

EBITDA of Kappa Packaging decreased by € 8.2 million, or 7.0%, to € 108.2 million in the first quarter of 2004 from € 116.4 million in the first quarter of 2003. This decrease was primarily due to decreased EBITDA in our Paper & Board segment (€ 6.1 million).

Compared to the fourth quarter of 2003, EBITDA of Kappa Packaging increased by € 2.7 million, or 2.6%, to € 108.2 million in the first quarter of 2004.

EBITA

EBITA of Kappa Packaging decreased by € 5.9 million, or 8.0%, to € 67.6 million in the first quarter of 2004 from € 73.5 million in the first quarter of 2003. This decrease was due to decreased EBITDA   (€ 8.2 million) and lower depreciation expenses (€ 2.3 million).

Compared to the fourth quarter of 2003, EBITA of Kappa Packaging increased by € 15.3 million, or 29.3%, from € 52.3 million in the fourth quarter of 2003 as a result of increased EBITDA (€ 2.7 million) and lower depreciation expenses (€ 12.6 million). The decrease in depreciation expenses is mainly the result of the fact that in the fourth quarter of 2003 an additional depreciation charge of € 7.8 million was incurred related to the close down of Kappa Mennecy Paper, Kappa Štúrovo and Kappa Moscow.

Liquidity and cash flow

(€ in millions)

The net cash outflow of Kappa Packaging for the first quarter of 2004 amounted to € 15.7 million, compared to € 14.0 million in the first quarter of 2003.

Kappa Packaging generated a net cash inflow from commercial operations of € 40.2 million compared to € 55.5 million in the same period last year. This reflects a decrease of € 15.3 million, which is mainly the result of decreased EBITDA (-/-€ 8.2 million), increased working capital (-/-€ 5.8 million) and increased payments from provisions (-/-€ 1.9 million).

Interest paid decreased slightly by € 0.5 million and corporate income taxes paid decreased by € 2.3 million to € 29.6 million respectively to € 3.0 million in the first quarter of 2004.

As a result, Kappa Packaging realized a net cash inflow from operating activities of € 7.6 million in the first quarter of 2004 compared to a net cash inflow of € 20.1 million in the first quarter of 2003.

The net cash outflow from investing activities decreased by € 9.4 million from € 33.5 million in the first quarter of 2003 to € 24.1 million in the first quarter of 2004, mainly due to lower capital expenditures (€ 9.0 million). Capital expenditures amounted to € 22.9 million in the first quarter of 2004, compared to € 31.9 million in the same period last year.

Kappa Packaging realized a net cash inflow from financing activities of € 0.8 million in the first quarter of 2004 compared to a net cash outflow of € 0.6 million in the first quarter of 2003.

Segmentation

The operations of Kappa Packaging consist of two businesses, the paper and board business (“Paper & Board”) and the corrugated and solid board packaging business (“Packaging”). The Paper & Board business uses woodchips and recovered paper to produce corrugated case materials, solid board case materials and speciality/graphic board, whereas the Packaging business uses corrugated case materials and solid board case materials as raw material for the production and sale of corrugated and solid board packaging.

The segment income (EBITA) is based on earnings before interest, tax and amortization. Corporate items are not allocated to the segments and include costs incurred by the corporate head office as well as costs and assets relating to geographical holding companies.

It should be noted that the total of amounts provided in any segment analysis below will not necessarily equal amounts shown on a consolidated basis due to intercompany eliminations and corporate items.

Paper & Board

Paper & Board (€ in millions)	First Quarter 2004	% of sales	First Quarter 2003	% of sales

Sales	312.3	100.0	325.6	100.0
Net change in work in progress and finished goods	(1.0)	(0.3)	(0.1)	(0.0)
Raw material costs	(113.2)	(36.3)	(114.1)	(35.1)
External services	(75.9)	(24.3)	(77.9)	(23.9)
Gross margin	122.2	39.1	133.5	41.0
Labor costs	(45.5)	(14.5)	(46.7)	(14.4)
Other operating costs	(14.6)	(4.7)	(18.6)	(5.7)
EBITDA	62.1	19.9	68.2	20.9
Depreciation	(18.0)	(5.8)	(21.5)	(6.6)
EBITA	44.1	14.1	46.7	14.3

Sales

Sales of the Paper & Board segment decreased by € 13.3 million, or 4.1%, to € 312.3 million from € 325.6 million due to lower average sales prices for both containerboard and solid board. Sales volumes in the first quarter of 2004 increased by 2.4% compared to the first quarter of 2003.

Compared to the fourth quarter of 2003, sales increased by € 25.7 million, or 9.0%, from € 286.6 million, mainly due to increased sales volumes (+8.8%). The average sales prices for recycled corrugated case materials increased in the first quarter of 2004 compared to the fourth quarter of 2003, whereas, average sales prices for kraftliner decreased.

Raw material costs

Raw material costs decreased by € 0.9 million, or 0.8%, to € 113.2 million mainly due to lower average prices for recovered paper, partly offset by higher sales volumes (+2.4%). As a percentage of sales, raw material costs increased to 36.3% from 35.1%.

Compared to the fourth quarter of 2003, raw material costs increased by € 4.8 million, or 4.4%, from € 108.4 million, mainly due to increased sales volumes (+8.8%) and slightly higher average prices for recovered paper.

External services

External services decreased by € 2.0 million, or 2.6%, to € 75.9 million mainly due to lower energy costs.

Labor costs

Labor costs decreased by € 1.2 million, or 2.6%, to € 45.5 million from € 46.7 million, despite general wage increases and higher pension costs. This decrease is mainly the result of a decrease in the average number of full time employees by about 7%.

Other operating costs

Other operating costs decreased by € 4.0 million, or 21.5%, to € 14.6 million from € 18.6 million as a result of actions to reduce costs.

EBITDA

EBITDA of the Paper & Board segment decreased by € 6.1 million, or 8.9%, to € 62.1 million in the first quarter of 2004 from € 68.2 million in the first quarter of 2003.

Packaging

Packaging (€ in millions)	First Quarter 2004	% of sales	First Quarter 2003	% of sales

Sales	544.7	100.0	556.9	100.0
Net change in work in progress and finished goods	9.7	1.8	11.1	2.0
Raw material costs	(292.8)	(53.8)	(302.7)	(54.3)
External services	(59.3)	(10.9)	(57.8)	(10.4)
Gross margin	202.3	37.1	207.5	37.3
Labor costs	(119.0)	(21.8)	(120.3)	(21.6)
Other operating costs	(29.0)	(5.3)	(32.5)	(5.9)
EBITDA	54.3	10.0	54.7	9.8
Depreciation	(21.6)	(4.0)	(20.5)	(3.7)
EBITA	32.7	6.0	34.2	6.1

Sales

Sales of the Packaging segment decreased by € 12.2 million, or 2.2%, to € 544.7 million from € 556.9 million mainly as a result of lower average sales prices for corrugated packaging products. Sales volumes in the first quarter of 2004 increased by 2.8% compared to the first quarter of 2003.

Compared to the fourth quarter of 2003, sales increased by € 9.3 million, or 1.7%, to € 544.7 million from € 535.4 million, mainly due increased sales volumes. Sales volumes of packaging products increased by 2.7% compared to the fourth quarter of 2003 due to increased sales volumes of corrugated packaging products, whereas sales volumes of solid board packaging products decreased.

Raw material costs

Raw material costs of the Packaging segment decreased by € 9.9 million, or 3.3%, to € 292.8 million from € 302.7 million, mainly due to lower average sales prices for containerboard and solid board.

As a percentage of sales, raw material costs decreased to 53.8% from 54.3%.

Compared to the fourth quarter of 2003, raw material costs increased by € 19.7 million, or 7.2%, to € 292.8 million from € 273.1 million mainly due to increased sales volumes of packaging products and increased average sales prices for recycled corrugated case materials.

External services

External services increased by € 1.5 million, or 2.6%, to € 59.3 million from € 57.8 million.

Labor costs

Labor costs of the Packaging segment decreased by € 1.3 million, or 1.1%, to € 119.0 million from € 120.3 million despite general wage increases and higher pension costs. The net decrease is mainly the result of a decrease in the average number of full time employees by about 3%.

Other operating costs

Other operating costs decreased by € 3.5 million, or 10.8%, to € 29.0 million from € 32.5 million mainly as a result of actions to reduce costs.

EBITDA

EBITDA of the Packaging segment decreased by € 0.4 million, or 0.7%, to € 54.3 million from € 54.7 million.

Kappa Packaging

Consolidated statements of income

(€ in millions)	First Quarter 2004	First Quarter 2003

Sales	702.1	720.9

Net change in work in progress and finished goods	8.8	11.0

Net sales including net change in work in progress and finished goods	710.9	731.9

Raw materials	(252.6)	(255.3)
External services	(135.4)	(135.9)

Gross margin	322.9	340.7

Labor costs	(171.1)	(172.6)
Depreciation and amortization	(47.8)	(50.0)
Other operating costs	(43.6)	(51.7)

Operating result	60.4	66.4

Net financial items	(58.3)	(59.9)

Result before taxation	2.1	6.5

Taxation	(4.9)	(4.1)
Income from participations	0.1	0.1
Minority interests	—	—

Net result	(2.7)	2.5

Kappa Packaging

Consolidated EBITDA and EBITA

(€ in millions)	First Quarter 2004	First Quarter 2003

Operating result	60.4	66.4
Depreciation and amortization	47.8	50.0

EBITDA	108.2	116.4

Depreciation	(40.6)	(42.9)

EBITA	67.6	73.5

Kappa Packaging

Consolidated balance sheets

(€ in millions)	March 31, 2004	December 31, 2003

Fixed assets
Intangible fixed assets	848.5	855.3
Tangible fixed assets	1,587.4	1,604.5
Financial fixed assets	101.0	103.3

Total fixed assets	2,536.9	2,563.1

Current assets
Inventories	269.3	249.9
Accounts receivable	459.0	419.6
Other receivables	12.1	13.6
Taxation and social security	20.8	22.2
Prepayments and accrued income	18.2	16.6
Cash and cash equivalents	226.5	240.7

Total current assets	1,005.9	962.6

TOTAL ASSETS	3,542.8	3,525.7

Group equity	80.1	80.5

Shareholders’ loans	691.6	678.3

Provisions	252.4	259.1

Long-term liabilities	1,871.2	1,868.5

Current liabilities
Bank overdrafts	2.3	0.6
Short-term portion of long-term liabilities	134.1	133.6
Accounts payable	260.1	279.7
Other payables	6.5	5.3
Taxation and social security	43.8	36.2
Accrued interest	40.7	32.9
Other accrued expenses and deferred income	160.0	151.0

Total current liabilities	647.5	639.3

TOTAL EQUITY AND LIABILITIES	3,542.8	3,525.7

Kappa Packaging

Group equity

The changes in group equity are as follows:

(€ in millions)	Group equity	Shareholders’ Equity	Minority interests

Balance at January 1, 2004	80.5	79.1	1.4

Net result	(2.7)	(2.7)	—
Translation differences	2.3	2.3	—

Balance at March 31, 2004	80.1	78.7	1.4

Kappa Packaging

Consolidated statements of cash flow

(€ in millions)	January 1, – March 31, 2004	January 1, – March 31 2003

Cash flow from commercial operations	40.2	55.5

Interest paid	(29.6)	(30.1)
Income taxes paid	(3.0)	(5.3)

Net cash flow from operating activities	7.6	20.1

Cash flow from investing activities
Net investment in tangible fixed assets	(22.9)	(31.9)
Net investment in financial fixed assets	(0.9)	0.2
Net investment in intangible fixed assets	(0.3)	(0.7)
Acquisition of Group companies	—	(1.1)

Net cash flow from investing activities	(24.1)	(33.5)

Cash flow before financing activities	(16.5)	(13.4)

Cash flow from financing activities
Net change in long-term liabilities	(1.0)	(1.6)
Net change in bank overdrafts	1.8	1.0

Net cash flow from financing activities	0.8	(0.6)

Change in cash and cash equivalents	(15.7)	(14.0)

Cash and cash equivalents beginning of period	240.7	233.6

Cash from acquisitions	—	0.2

Translation movements on cash and cash equivalents	1.5	(3.7)

Cash and cash equivalents end of period	226.5	216.1

Supplemental Guarantor Footnote

Separate financial statements for Kappa Packaging B.V. and Kappa Beheer B.V. have not been filed because management has determined that such financial statements are not material information for investors. Presented below is consolidating information for Kappa Beheer B.V., the issuer of debt securities guaranteed by Kappa Holding B.V., Kappa Holding B.V., Kappa Packaging B.V. and the subsidiaries of Kappa Packaging B.V. (“Kappa Packaging Subsidiaries”).

Kappa Beheer B.V., Kappa Packaging B.V. and the Kappa Packaging Subsidiaries are direct or indirect wholly-owned subsidiaries of Kappa Holding B.V. Pursuant to the debt securities issued by Kappa Beheer B.V. and the related indentures, Kappa Packaging B.V. and Kappa Holding B.V. jointly and severally, fully and unconditionally guarantee Kappa Beheer’s debt securities. Kappa Holding B.V. is the parent guarantor and Kappa Packaging B.V. is the subsidiary guarantor.

The Group has not provided reconciliations from Dutch GAAP to US GAAP for the columns relating to the guarantor entities as such reconciliations would not materially affect an investor’s understanding of the nature of the guarantee. The majority of the reconciling items between Dutch GAAP and US GAAP relate to the operating activities of the non-guarantor subsidiaries and these amounts would only affect the guarantors’ investment in group companies and equity earnings of subsidiaries.

Kappa Packaging Group - Consolidated statement of income

First Quarter 2004

	Consolidated		Non- Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
(€ in millions)	Kappa Packaging Group	Eliminations	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.

Sales	702.1	—	702.1	—	—	—
Net change in work in progress and finished goods	8.8	—	8.8	—	—	—

Net sales including net change in work in progress and finished goods	710.9	—	710.9	—	—	—
Raw material costs	(252.6)	—	(252.6)	—	—	—
External services	(135.4)	—	(135.4)	—	—	—
Labor costs	(171.1)	—	(171.1)	—	—	—
Other operating costs	(43.6)	—	(43.6)	—	—	—
Depreciation and amortization	(47.8)	—	(47.7)	(0.1)	—	—

Total operating costs and expenses	(650.5)	—	(650.4)	(0.1)	—	—

Operating income	60.4	—	60.5	(0.1)	—	—

Interest income/ (expense)	(45.0)	—	(51.4)	(4.7)	11.1	—
Interest income/ (expense) Kappa Holding/ Kappa Beheer loan	—	—	—	—	(13.7)	13.7
Interest expense Shareholders’ loans	(13.3)	—	—	—	—	(13.3)

Income before income taxes	2.1	—	9.1	(4.8)	(2.6)	0.4
Income taxes	(4.9)	—	(8.3)	1.6	0.9	0.9
Income from participations	0.1	—	0.1	—	—	—
Minority interests	—	—	—	—	—	—

Income before equity in earnings of subsidiaries	(2.7)	—	0.9	(3.2)	(1.7)	1.3
Share in earnings of subsidiaries	—	5.4	—	0.9	(2.3)	(4.0)
Net income/(loss) for the period	(2.7)	5.4	0.9	(2.3)	(4.0)	(2.7)

Kappa Packaging Group - Consolidated balance sheet

March 31, 2004

	Consolidated		Non-Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
(€ in millions)	Kappa Packaging Group	Eliminations	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.
Assets
Cash and cash equivalents	226.5	—	226.5	—	—	—
Accounts receivable	459.0	—	459.0	—	—	—
Other receivables	51.1	—	49.6	0.1	1.4	—
Inventories	269.3	—	269.3	—	—	—

Total current assets	1,005.9	—	1,004.4	0.1	1.4	—

Investments in Group companies	—	(446.5)	—	285.9	84.5	76.1
Loans to Group companies	—	(3,604.4)	—	2,210.7	1,393.7	—

Total investments and advances affiliates	—	(4,050.9)	—	2,496.6	1,478.2	76.1

Tangible fixed assets	1,587.4	—	1,587.4	—	—	—
Intangible fixed assets	848.5	—	827.9	20.6	—	—
Other non-current assets	101.0	—	64.4	29.1	7.5	—
	3,542.8	(4,050.9)	3,484.1	2,546.4	1,487.1	76.1
Liabilities
Bank overdrafts	2.3	—	2.3	—	—	—
Current portion of term loan facilities	129.3	—	—	129.3	—	—
Current portion of other long-term liabilities	4.8	—	4.8	—	—	—
Other current liabilities	511.1	—	468.6	24.1	18.4	—

Total current liabilities	647.5	—	475.7	153.4	18.4	—

Long-term debt due to Group companies	—	(3,604.4)	2,457.7	1,143.6	—	3.1
Term loan facilities	1,163.5	—	—	1,163.5	—	—
Senior subordinated loans	695.3	—	—	—	695.3	—
Other long-term debt	12.4	—	12.4	—	—	—

Total long-term liabilities	1,871.2	(3,604.4)	2,470.1	2,307.1	695.3	3.1
Provisions	252.4	—	252.4	—	—	—
Shareholders’ loans	691.6	—	—	—	—	691.6
Kappa Holding/Kappa Beheer loan	—	—	—	—	697.3	(697.3)

Minority interests	1.4	—	—	1.4	—	—

Shareholders’ equity
Share capital	0.8	—	—	—	—	0.8
Additional paid-in capital	152.9	(596.4)	294.0	151.2	151.2	152.9
Retained earnings	(32.3)	45.1	11.3	(24.0)	(32.4)	(32.3)
Cumulative translation adjustment	(42.7)	104.8	(19.4)	(42.7)	(42.7)	(42.7)

Total Shareholders’ equity	78.7	(446.5)	285.9	84.5	76.1	78.7
	3,542.8	(4,050.9)	3,484.1	2,546.4	1,487.1	76.1

Kappa Packaging — Consolidated statement of cash flow

January 1 - March 31, 2004

	Consolidated	Non- Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
(€ in millions)	Kappa Packaging Group	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.

Cash flow from commercial operations	40.2	40.2	—	—	—

Interest paid	(29.6)	0.4	(0.4)	(29.6)	—
Income taxes paid	(3.0)	(3.0)	—	—	—

Net cash flow from operating activities	7.6	37.6	(0.4)	(29.6)	—

Cash flow from investing activities
Net investment in tangible fixed assets	(22.9)	(22.9)	—	—	—
Net investment in financial fixed assets	(0.9)	(0.9)	—	—	—
Net investment in intangible fixed assets	(0.3)	(0.3)	—	—	—

Cash flow from investing activities	(24.1)	(24.1)	—	—	—

Cash flow before financing activities	(16.5)	13.5	(0.4)	(29.6)	—

Cash flow from financing activities
Net change in long-term liabilities	(1.0)	(1.0)	—	—	—
Net change in bank overdrafts	1.8	1.8	—	—	—

Net cash flow from financing activities	0.8	0.8	—	—	—

Net change in intercompany accounts	—	(30.0)	0.4	29.6	—

Change in cash and cash equivalents	(15.7)	(15.7)	—	—	—

Cash and cash equivalents beginning of period	240.7	240.7	—	—	—
Cash from acquisitions	—	—	—	—	—
Translation movements on cash and cash equivalents	1.5	1.5	—	—	—
Cash and cash equivalents end of period	226.5	226.5	—	—	—

Summary of differences between Dutch Generally Accepted Accounting Principles and US Generally Accepted Accounting Principles

The First Quarter 2004 Report has been prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP). The effect of the application of US GAAP to net income and shareholders’ equity is set out in the tables below.

The company’s US GAAP financial information presented for the first quarter of 2003 and as at December 31, 2003 has been restated to reflect corrections in previously reported amounts related to accounting for pensions, preference shares and deferred taxes and the accounting for the acquisition of Alpha, the containerboard and corrugated packaging businesses of AssiDomän AB that we acquired in May 2001. For detailed information on the restatements made, reference is made to Note 28(a) to the consolidated financial statements as included in our Annual Report 2003 filed on Form 20-F.

(€ in millions)	First Quarter 2004	First Quarter 2003
		(restated)

Net income/(loss) under Dutch GAAP	(2.7)	2.5

a) Goodwill adjustments – amortization	6.1	6.1
b) Tangible fixed assets – impairment and accumulated depreciation	0.2	0.2
c) Restructuring and other provisions	(0.6)	(1.7)
d) Other intangible fixed assets	0.1	0.1
e) Financial instruments	(18.7)	(5.7)
f) Pensions – pension costs	(0.3)	0.3
h) Deferred tax assets	(1.9)	(4.0)
Deferred tax on US GAAP adjustments	6.3	2.2

Net income/(loss) under US GAAP	(11.5)	0.0

(€ in millions)	March 31, 2004	December 31, 2003
		(restated)

Shareholders’ equity under Dutch GAAP	78.7	79.1

a) Goodwill adjustments – acquisitions	(89.4)	(89.4)
a) Goodwill adjustments - amortization	59.9	53.8
b) Tangible fixed assets – impairment and accumulated depreciation	(4.6)	(4.8)
c) Restructuring and other provisions	6.1	6.7
d) Other intangible fixed assets	(0.9)	(1.0)
e) Financial instruments	(35.9)	(17.2)
f) Pensions – liability	(69.5)	(69.2)
g) Preference shares	(207.0)	(204.0)
h) Deferred tax assets	(35.4)	(33.5)
Deferred tax on US GAAP adjustments	35.3	29.0

Shareholders’ deficit under US GAAP	(262.7)	(250.5)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 October 2004

Kappa Holding B.V.

By:	/s/ G.P.F. Beurskens
Name:	G.P.F. Beurskens
Title:	President/Marketing Director

By:	/s/ H. Wagter
Name:	H. Wagter
Title:	Chief Financial Officer/Managing Director